Prospectus Supplement No. 1
Filed Pursuant to Rule 424(b)(3)
File No. 333-140234

Prospectus Supplement No. 1
(to Final Prospectus dated February 9, 2007)
     This Prospectus Supplement No. 1 supplements and amends the final prospectus dated February 9, 2007 (the “Final Prospectus”), relating to the sale from time to time of up to 5,935,766 shares of our common stock by certain selling shareholders.
     On February 16, 2007, we filed with the U.S. Securities and Exchange Commission the attached Form 8-K that relates to the Company’s entry into a material definitive agreement with one of its distributors that also acts to terminate a prior material definitive agreement with such distributor. The Form 8-K also furnishes financial results for the fourth quarter and full year of 2006.
     This Prospectus Supplement No. 1 should be read in conjunction with the Final Prospectus and is qualified by reference to the Final Prospectus except to the extent that the information in this Prospectus Supplement No. 1 supersedes the information contained in the Final Prospectus.
     Our shares of common stock trades on The Nasdaq Capital Market under the symbol “RNIN.” On February 14, 2007, the last reported sale price of our common stock was $6.75 per share.
Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 5 of the Final Prospectus dated February 9, 2007.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus Supplement No. 1 is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 1 is February 16, 2007.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 8-K
CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
February 12, 2007
Date of report (Date of earliest event reported)
Wireless Ronin Technologies, Inc.
(Exact name of registrant as specified in its charter)

Minnesota	1-33169	41-1967918
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
14700 Martin Drive
Eden Prairie, Minnesota 55344
(Address of principal executive offices, including zip code)
(952) 564-3500
(Registrant’s telephone number, including area code)
     Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2):
☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01 ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT.
     On February 13, 2007, we entered into a Mutual Termination, Release and Agreement with The Marshall Special Assets Group, Inc. (“Marshall”), effective February 12, 2007. Pursuant to such agreement, we will pay Marshall a fee in connection with sales of our software and hardware to customers, distributors and resellers for use exclusively in the ultimate operations of or for use in a lottery (“End Users”). Under such agreement, we will pay Marshall (i) 30% of the net invoice price for the sale of our software to End Users, and (ii) 2% of the net invoice price for the sale of hardware to End Users, in each case collected by us on or before February 12, 2012, with a minimum annual payment of $50,000 for three years. Marshall will pay 50% of the costs and expenses incurred by us in relation to any test installations involving sales or prospective sales to End Users. Such agreement appears as Exhibit 10 to this Current Report on Form 8-K and is incorporated by reference into this Item 1.01.
ITEM 1.02 TERMINATION OF A MATERIAL DEFINITIVE AGREEMENT.
     On February 13, 2007, we terminated our strategic partnership agreement with The Marshall Special Assets Group, Inc. (“Marshall”) entered into in May 2004, by signing a Mutual Termination, Release and Agreement with Marshall, effective February 12, 2007. By entering into the Mutual Termination, Release and Agreement, we regained the rights to directly control our sales and marketing process within the gaming industry and will obtain increased margins in all future digital signage sales in such industry. Under the strategic partnership agreement, we had granted Marshall the right to be the exclusive distributor of our products to entities and companies and an exclusive license to our technology in the gaming and lottery industry throughout the world for an initial two-year term. Marshall was to pay us 38% of the gross profit on all products and technical and support services generated by the sale of each RoninCast system and related services. For any fees or payments received by us for technical and support services, we were to pay Marshall 62% of the gross profit on such technical and support services. Pursuant to the terms of the Mutual Termination, Release and Agreement, we paid Marshall an aggregate amount equal to the sum of (i) $500,000 and (ii) $153,994.52 (representing a return of 12% per annum accrued through the date hereof on amounts previously paid by Marshall to us under the strategic partnership agreement), in consideration of the termination of all of Marshall’s rights under the strategic partnership agreement and in full satisfaction of any further obligations to Marshall under the strategic partnership agreement. Such Mutual Termination, Release and Agreement appears as Exhibit 10 to this Current Report on Form 8-K and is incorporated by reference into this Item 1.02.
ITEM 2.02 RESULTS OF OPERATIONS AND FINANCIAL CONDITION.
     On February 16, 2007, we issued a press release announcing fourth quarter 2006 and full year 2006 results. A copy of the press release is furnished herewith as Exhibit 99 and is incorporated in this Item 2.02 by reference.
ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS.
     (d) Exhibits.
     See “Exhibit Index.”

2

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 16, 2007	Wireless Ronin Technologies, Inc.
	By:	/s/ John A. Witham
John A. Witham
Executive Vice President and Chief Financial Officer

3

EXHIBIT INDEX

Exhibit
Number	Description
10	Mutual Termination, Release and Agreement, dated February 13, 2007, between the Registrant and The Marshall Special Assets Group, Inc.

99	Press Release, dated February 16, 2007.

EXHIBIT 10
MUTUAL TERMINATION, RELEASE AND AGREEMENT
     THIS MUTUAL TERMINATION, RELEASE AND AGREEMENT, made this 12th day of February, 2007 (this “Agreement”), by and between Wireless Ronin Technologies, Inc., a Minnesota corporation (“WRT”), and The Marshall Special Assets Group, Inc., a Delaware corporation (“Marshall”).
     WHEREAS, WRT and Marshall entered into a Strategic Partnership Agreement, dated as of May 28, 2004, as amended on September 29, 2004 and October 6, 2004 (the “Partnership Agreement”); and
     WHEREAS, WRT and Marshall desire to terminate the Partnership Agreement, provide for mutual releases and set forth certain other agreements on the terms set forth herein.
     NOW, THEREFORE, in consideration of the mutual covenants, provisions and agreements made in this Agreement, the parties hereto agree as follows.
     1. Termination of Partnership Agreement. WRT and Marshall hereby terminate the Partnership Agreement, and each party waives any right to prior written notice of termination.
     2. Termination Payment. On the date hereof, WRT will transfer cash to Marshall in an aggregate amount equal to the sum of (i) $500,000 and (ii) $153,994.52 (representing a return of 12% per annum accrued through the date hereof on amounts previously paid by Marshall to WRT, as set forth on Schedule A), in consideration of the termination of all of Marshall’s rights under the Partnership Agreement and in full satisfaction of any further obligations to Marshall under the Partnership Agreement.
     3. Definitions. The defined terms used in this Agreement shall have the meanings designated below or as set forth elsewhere herein:
     (a) “End User” shall mean all customers, distributors or resellers who purchase the WRT hardware and software to be used exclusively for the ultimate operation of or use in a Lottery. “Lottery” means any lottery operated by any individual, entity, governmental entity (including without limitation a state, provincial or national government or any subdivision or authority thereof), Native American Sovereign Nation or Tribal Community or any individual or other entity which provides infrastructure or technical services with respect to any lottery, located anywhere in the world.
     (b) “Gross Software Sales” shall mean the total amount of the Selling Prices for all sales of the WRT Software to End Users.
     (c) “Gross Hardware Sales” shall mean the total amount of the Selling Prices for all sales of the WRT Hardware to End Users.
     (d) “Selling Prices” shall mean the invoice price charged by WRT to an End User, less the sum of actual discounts; sales or use taxes, tariff, import/export duties, or other excise taxes; insurance and transportation charges; and bona fide allowances or credits to End Users because of rejections or returns, all as shown on the invoice to an End User. If a sale is made to a distributor or a reseller, then the Selling Price shall be the such invoice price to the distributor or reseller.
     (e) “WRT Hardware” shall mean the hardware sold to an End User to support and use RoninCast Software at a particular installation.
     (f) “WRT Software” shall mean software developed by WRT for the RoninCast® system sold to an End User.
     4. Other Payments.
     (a) Gross Software Sales. WRT will pay to Marshall 30% of all Gross Software Sales collected by WRT on or before the fifth anniversary of this Agreement. Such payments will be due and payable by WRT to Marshall within ten (10) days following the month end of receipt of amounts collected from the End User including amounts collected after the fifth anniversary of this Agreement which were billed prior to such anniversary date.
     (b) Gross Hardware Sales. WRT will pay to Marshall 2% of all Gross Hardware Sales collected by WRT on or before the fifth anniversary of this Agreement. Such payments will be due and payable by WRT to Marshall within ten (10) days following the month end of receipt of amounts collected from the End User, including amounts collected after the fifth anniversary of this Agreement which were billed prior to such anniversary date.
     (c) Minimum Annual Payment. If applicable, within ten (10) days following each of the first, second and third anniversaries of the date hereof, WRT shall make a minimum annual payment to Marshall in an amount equal to $50,000, less the aggregate amounts paid or payable to Marshall under Sections 4(a) and 4(b) for the twelve month period ending on the applicable anniversary date.
     (d) Test Installation Expenses. WRT and Marshall shall each be responsible for 50% of all costs and expenses incurred by WRT related to any test installations involving sales or prospective sales to an End User. For the purposes of this section, “costs and expenses” include costs and expenses incurred prior to customer acceptance, of a test installation of the RoninCast system at the customer’s site including, but not limited to: (i) the salary cost of WRT or Marshall personnel directly involved in the test installation project, including services for custom programming and development of the test system; (ii) equipment and parts (whether from WRT’s inventory or specially purchased from third parties); (iii) amounts paid to vendors for services and software to install, conduct and maintain test installations; (iv) costs of transportation, shipping, insurance, sales, use or excise taxes and related charges; and (v) travel, food and lodging of contractors and WRT personnel related to the forgoing. WRT will prepare a budget (including any items to be considered from Marshall) of anticipated costs and expenses which shall be approved by both parties prior to any expenditures by either party.

     5. Mutual Release. WRT and Marshall for themselves, their successors, affiliates and assigns do mutually agree to, and hereby do, unconditionally release, acquit and forever discharge each other and their respective officers, directors, representatives, present and former employees, parent companies, subsidiaries, related and affiliated entities, successors and assigns from all damages, actions or causes of action, claims or demands, of every kind, at law or in equity and howsoever originating and existing from the beginning of time to the date hereof relating to or arising out of the Partnership Agreement and any and all related agreements, with the exception only of this Agreement, and any and all transactions contemplated thereby and any and all actions taken in connection with any of the aforesaid agreements. The parties hereto further agree not to institute, encourage or assist any lawsuit or other action regarding any matter which has been released hereby and agree that any violation of this covenant shall constitute a breach of this Agreement and shall entitle the party released hereby to any damages caused by the breach, together with reasonable attorneys’ fees incurred in defending or otherwise responding to said suit or claim, but it shall not invalidate the releases given.
     6. Successors and Assigns. Each of the parties hereto makes the mutual promises and agreements set forth in this Agreement on behalf of themselves and their successors and assigns and this Agreement shall operate for the benefit of their successors and assigns.
     7. Severability. In case any provisions of this Agreement are invalid, illegal or unenforceable in any respect, the validity, legality or enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.
     8. Section Headings. The section headings used herein are for convenience of reference only, are not part of this Agreement and shall not be taken into consideration in interpreting this Agreement.
     9. Governing Law. This Agreement shall be deemed to be a contract made under the laws of the State of Minnesota and for all purposes shall be governed by and constituted in accordance with the laws of such state applicable to contracts made and to be performed entirely within such state.
     10. Entire Agreement. This Agreement contains the entire agreement and understanding between the parties and supersedes all prior agreements, written or oral.
     11. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

     IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the day and year first above written.

WIRELESS RONIN TECHNOLOGIES, INC.

By:	/s/ Jeffrey C. Mack

Name: Jeffrey C. Mack
Title: Chairman, President and CEO

THE MARSHALL SPECIAL ASSETS GROUP, INC.

By:	/s/ Scott H. Anderson

Name: Scott H. Anderson
Title: President

SCHEDULE A

		Accrued interest through
Date	Amount	February 12, 2007
May 28, 2004	$300,000	$97,643.84
October 8, 2004	$200,000	$56,350.68

Exhibit 99
WIRELESS RONIN REPORTS 2006 FOURTH QUARTER AND FULL YEAR RESULTS
2006 Highlights Include:
•	More than 340 percent increase in revenue from 2005

•	Gross margin expansion to 51 percent

•	Improved balance sheet and liquidity

•	Growth in strategic reseller relationships
MINNEAPOLIS – February 16, 2007 – Wireless Ronin Technologies, Inc. (NASDAQ: RNIN) today announced its financial results for the 2006 fourth quarter and full year. The company reported revenue of $1.2 million for the fourth quarter of 2006, in comparison to $0.2 million during the fourth quarter of 2005, a net loss of $8.5 million compared to net loss $1.5 million last year, and a basic and diluted loss per share of $2.33 compared to $1.98 last year. The increase in net loss for the 2006 fourth quarter was primarily attributable to increased operating costs as well as higher interest expense. The greater amount of interest expense was due to higher debt levels, the early retirement of long- and short-term debt and the recording of additional beneficial conversion during the period. The majority of the interest expense was non-cash. The increase in basic and diluted loss per share was due primarily to the increase in interest expense and operating costs, reduced by the increase in shares outstanding. Fourth-quarter results also include costs of approximately $166,000 after-tax, or $0.05 per basic and diluted share, of stock option non-cash expense related to FAS123R. The company adopted FAS123R for reporting purposes in the first quarter of 2006.
Jeffrey Mack, Wireless Ronin Technologies, Inc. chairman, president and chief executive officer said, “I am excited by our accomplishments in the fourth quarter and the progress we made toward our future profitability objectives. During the quarter and the year, we improved sales and gross margin levels, significantly added to our sales pipeline, invested in technology improvements and took steps to better position our company for the future. The closing of our initial public offering in November allowed us to reduce our debt and interest expense going forward, improve liquidity and create a solid platform for growth.”
Full Year 2006 Results
For the 2006 full year, the company reported revenue of $3.1 million compared to $0.7 million in 2005, a net loss of $14.8 million compared to a net loss of $4.8 million last year, and a basic and diluted loss per share of $9.71 compared to $7.18 last year. The increase in net loss during 2006 is primarily attributable to increased operating expenses as well as higher interest expense. The greater amount of interest expense was due to higher debt levels, the early retirement of long- and short-term debt and the recording of additional beneficial conversion during the year. The increase in basic and diluted loss per share was due primarily to the increase in interest expense and operating costs and reduced by the increase in shares outstanding. The 2006 results also included costs of approximately $787,000 after-tax, or $0.52 per basic and diluted share, of stock option non-cash expense related to FAS123R. The company adopted FAS123R for reporting purposes in the first quarter of 2006.

Other items
In 2006, gross margins averaged 50.9 percent, as compared to a gross margin loss of 32.3 percent in 2005. The change reflected increased sales activity, a decrease in costs associated with inventory reductions due to obsolescence and the recognition of certain license fees in 2006.
General and administrative expense during the 2006 fourth quarter was $1.1 million compared to $0.5 million during the same period last year, primarily reflecting higher staffing levels. Increased expenses also resulted from higher professional services fees and FAS123R related expenses.
Cash and marketable securities at the end of 2006 was approximately $15.5 million compared to $0.1 million at the end of 2005, reflecting proceeds from the company’s initial public offering. Due to the company’s loss carryforward position, it does not currently pay income taxes.
The company has provided historical data for the statement of operations in an attachment called “Supplemental Data.” This schedule shows each of the four quarters of 2006 for the major income statement items for purposes of year-over-year comparisons going forward.
Full Year 2007 Guidance and Business Outlook
For year 2007, Wireless Ronin Technologies anticipates revenue in the range of $15 to $20 million.
“Last year was truly a transitional year for the company and we achieved several key milestones”, concluded Mack. “We dramatically expanded sales and deepened our strategic relationships with our reseller partners and invested in product development. With the successful completion of our IPO during the fourth quarter, we streamlined our balance sheet to support our highly leverageable business model and achieve our financial goals. We enter 2007 excited at the opportunities that we see to grow market share and reach our targeted profitability objectives.”
A conference call to review the fourth quarter and full-year results is scheduled for today at 9:00 a.m. (CST). A live Webcast of Wireless Ronin’s earnings conference call can be accessed on the Investor section of its corporate Web site at www.wirelessronin.com. Alternatively, a live broadcast of the call may be heard by dialing (888) 633-9563 inside the United States or Canada, or by calling (706) 679-6372 from international locations. An operator will direct you to the Wireless Ronin conference call. A Webcast replay of the call will be archived on Wireless Ronin’s corporate Web site. An archive of the call is also accessible via telephone by dialing (800) 642-1687 domestically and (706) 645-9291 internationally with pass code 8437091. The conference call archive will be available through March 2, 2007.

About Wireless Ronin Technologies, Inc.
Wireless Ronin Technologies (www.wirelessronin.com) is the developer of RoninCast, a complete software solution designed to address the evolving digital signage marketplace. RoninCast provides clients with the ability to manage a digital signage network from one-central location. The software suite allows for customized distribution with network management, playlist creation and scheduling, and database integration. An array of services are offered by Wireless Ronin to support RoninCast including consulting, creative development, project management, installation, and training. The company’s common stock is traded on the NASDAQ Capital Market under the symbol “RNIN”.
This release contains certain forward-looking statements of expected future developments, as defined in the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this release refer to our anticipated revenue, our expected profitability and other matters. These forward-looking statements reflect management’s expectations and are based on currently available data; however, actual results are subject to future risks and uncertainties, which could materially affect actual performance. Risks and uncertainties that could affect such performance include, but are not limited to, the following: our estimates of future expenses, revenue and profitability; trends affecting our financial condition and results of operations; our ability to obtain customer orders; the availability and terms of additional capital; our ability to develop new products; our dependence on key suppliers, manufacturers and strategic partners; industry trends and the competitive environment; and the impact of losing one or more senior executives or failing to attract additional key personnel. These and other risk factors are discussed in detail in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission, on January 26, 2007.
CONTACTS:

Investors
John Witham — CFO
jwitham@wirelessronin.com
(952) 224-8114
Media
Holly Heitkamp
hheitkamp@wirelessronin.com
(952) 224-8110

WIRELESS RONIN® TECHNOLOGIES, INC.
BALANCE SHEETS — DECEMBER 31, 2006 and 2005 (UNAUDITED)

	2006	2005

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$8,273,388	$134,587
Marketable securities — held to maturity	7,193,511	—
Accounts receivable, net	1,128,730	216,380
Inventories	255,850	391,503
Prepaid expenses and other current assets	148,024	25,717

Total current assets	16,999,503	768,187

PROPERTY AND EQUIPMENT, net	523,838	384,221

OTHER ASSETS
Deposits	22,586	17,591
Deferred financing costs, net	—	143,172

Total other assets	22,586	160,763

TOTAL ASSETS	$17,545,927	$1,313,171

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)

CURRENT LIABILITIES
Bank lines of credit and notes payable	$—	$844,599
Short-term notes payable — related parties	—	64,605
Current maturities of long-term obligations	106,311	1,402,616
Current maturities of long-term obligations — related parties	—	3,000,000
Accounts payable	948,808	306,528
Deferred revenue	202,871	1,087,426
Accrued liabilities	394,697	544,704

Total current liabilities	1,652,687	7,250,478

LONG-TERM LIABILITIES
Notes payable, less current maturities	155,456	970,861
Notes payable — related parties, less current maturities	—	697,300

Total long-term liabilities	155,456	1,668,161

Total liabilities	1,808,143	8,918,639

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY (DEFICIT)
Capital stock, $0.01 par value, 66,666,667 shares authorized Preferred stock, 16,666,667 shares authorized, no shares issued and outstanding at December 31, 2006 and 2005	—	—
Common stock, 50,000,000 shares authorized; 9,825,621, and 784,037 shares issued and outstanding at December 31, 2006 and 2005, respectively	98,256	7,840
Additional paid-in capital	49,056,509	11,032,668
Accumulated deficit	(33,433,713)	(18,645,976)
Accumulated other comprehensive income	16,732	—

Total shareholders’ equity (deficit)	15,737,784	(7,605,468)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)	$17,545,927	$1,313,171

WIRELESS RONIN® TECHNOLOGIES, INC.
STATEMENT OF OPERATIONS – YEARS ENDED DECEMBER 31, 2006 and 2005
(UNAUDITED)

	Year Ended		Fourth Quarter
	2006	2005	2006	2005
Sales
Hardware	$1,852,678	$576,566	$889,128	$120,267
Software	1,107,913	66,572	266,667	16,771
Services and other	184,798	67,078	72,180	30,723

Total sales	3,145,389	710,216	1,227,975	167,761

Cost of sales
Hardware	1,429,585	517,503	723,816	147,887
Software	—	—	—	(825)
Services and other	78,272	32,156	18,777	8,015
Inventory lower of cost or market adjustment	37,410	390,247	37,410	390,247

Total cost of sales	1,545,267	939,906	780,003	545,324

Gross profit (loss)	1,600,122	(229,690)	447,972	(377,563)

Operating expenses:
Sales and marketing expenses	1,462,667	1,198,629	404,875	276,194
Research and development expenses	875,821	881,515	251,936	203,262
General and administrative expenses	3,579,968	1,690,601	1,097,185	482,131

Total operating expenses	5,918,456	3,770,745	1,753,996	961,587

Operating loss	(4,318,334)	(4,000,435)	(1,306,024)	(1,339,150)

Other income (expenses):
Interest expense	(10,124,216)	(804,665)	(7,174,595)	(130,558)
Loss on debt modification	(367,153)	—	—	—
Interest income	21,915	1,375	13,081	45
Other	51	13,800	(1,912)	(4,053)

	(10,469,403)	(789,490)	(7,163,426)	(134,566)

Net loss	$(14,787,737)	$(4,789,925)	$(8,469,452)	$(1,473,716)

Basic and diluted loss per common share	$(9.71)	$(7.18)	$(2.33)	$(1.98)

Weighted average basic and diluted shares outstanding	1,522,836	666,712	3,634,614	744,046

WIRELESS RONIN® TECHNOLOGIES, INC.
2006 SUPPLEMENTARY QUARTERLY FINANCIAL DATA

Income (Loss) Statement	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Sales	$601,565	$332,661	$983,188	$1,227,975	$3,145,389

Cost of sales	227,188	206,743	331,333	780,003	1,545,267

Operating Expenses	1,656,819	1,294,466	1,213,172	1,753,999	5,918,456

Interest expense	651,038	1,063,312	1,235,271	7,174,595	10,124,216

Loss on debt modification	0	0	367,153	0	367,153

Other	(837)	(6,209)	(3,750)	(11,170)	(21,966)

Net Loss	($1,932,643)	($2,225,651)	($2,159,991)	($8,469,452)	($14,787,737)

FASB 123R	$373,568	$156,105	$91,735	$165,806	$787,214
(included in Operating Expenses)
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